UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On February 1, 2017, Todos Medical Ltd. (the “Company”) received a notice of allowance from the United States Patent and Trademark Office (the “PTO”) with regard to US Patent Application 13/701,262, an application regarding analysis of an infrared (“IR”) spectrum of a peripheral blood mononuclear cells (“PBMC”) sample to indicate the presence of a breast tumor. The Company paid the issue fee on February 8th and the Company expects the PTO will issue the actual patent before the end of April 2017. The Company believes the anticipated issuance of this patent is an important milestone in protecting the Company’s technology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.
By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer

Date: February 27, 2017